NEWS RELEASE

Endeavour Acquires El Milache Properties Along Trend From Porvenir Mine
Guanacevi District, Durango, Mexico

Vancouver, Canada - November 27, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX and EJD: DBFrankfurt) announces the acquisition of an option to purchase the El Milache properties along the trend of the Santa Cruz silver vein approximately 2 km northwest of the Porvenir Mine, part of Endeavour’s Guanacevi Mines Project in Durango, Mexico.

The El Milache-El Desengano-Veronica properties (74.2 hectares) cover about 1 km along the northwest-trending Santa Cruz vein and 1 km along the north to northeast-trending San Pedro vein-manto system. The properties are road accessible, located only 1 km south of the town of San Pedro and 6 km northwest of the town of Guanacevi.

On the El Milache property, the Santa Cruz vein lies below the Tertiary Upper Volcanic sequence of rhyolite tuffs and flows and therefore represents a blind target for drilling along strike from the Porvenir mine. However, the San Pedro veins and mantos were actively mined from surface on the El Desengano property in the early 1900’s and again from 1982 to 2001.

On and around the Desengano property, mine workings include the Desengano ramp and El Tule and Buena Fortuna shafts. Historically, these mines were estimated to have produced around 200,000 tonnes grading 1000 gpt silver and more recently, local mine owners produced an estimated 280,000 tonnes grading 500 gpt silver and 0.8 gpt gold. These historical production estimates are from local miners and while Endeavour believes them to be reasonably accurate based on the volume of old mine dumps, Endeavour has not independently verified them and so they should not be relied upon.

The Santa Cruz vein is a normal fault defining the western edge of a large horst block that forms the core of the Guanacevi district and the San Pedro sub-district to the north. Most of the historic vein mines at Guanacevi lie east of this horst block. In the San Pedro sub-district, numerous north to northeast-trending faults crosscut the horst block and the shallow-dipping (15 to 35 degrees) unconformable contact of the Tertiary Lower Volcanic andesite flows and tuffs overlying a conglomerate sequence.

High grade, silver-lead-zinc orebodies formed in veins along the faults and in mantos along the andesite-conglomerate contact. The ore mineralogy consists of argentite-galena-sphalerite associated with quartz-calcite-rhodonite-pyrite. In 1993, the Mexican Geological Survey (originally the CRM, recently renamed SGM) published a monograph on the Geology and Mines in the State of Durango. The rich, shallow dipping, silver manto orebodies at the Buena Fortuna, El Desengano and El Tule mines were described as ranging in grade from 200 gpt to 17,000 gpt silver and 0.5 gpt to 25 gpt gold.

Endeavour can acquire a 100% interest in the El Milache properties by paying US$50,000 and issuing 30,000 shares upon signing the option agreement and paying US$50,000 after 18 months. The Company plans to explore and drill the Santa Cruz vein and San Pedro manto targets commencing in the new year.

Bradford Cooke, Chairman and CEO, stated, “ The El Milache properties are a valuable addition to Endeavour’s project portfolio at Guanacevi. Not only do they extend Endeavour’s land position to 5 km in total along the productive Santa Cruz vein trend, they also give us our first exposure to the rich San Pedro manto trend. We anticipate acquiring additional properties in the near-term for the Guanacevi, Bolanitos and Parral Projects as we consolidate our land positions in these famous silver districts.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.